                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 02549
                                                    COMMISSION FILE NO. 1-10346
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING
Check box:
Form 10-K [ ]   Form 20-F [ ]   Form 11-K [ ]  Form 10-Q |X|  Form N-SAR [ ]

                      For Period Ended: September 30, 2000
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                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR
                     For the Transition Period Ended:  ________________________

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type

   Nothing in this form shall be constued to imply that the Commission has verified any information contianed herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION
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Full Name of Registrant:

         MICROTEL INTERNATIONAL, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

         9485 HAVEN AVENUE, SUITE 100
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City, State, Zip Code

         RANCHO CUCAMONGA, CALIFORNIA  91730
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                       PART II - RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

THE REGISTRANT WAS UNABLE TO FILE THE SUBJECT REPORT WITHIN THE PRESCRIBED TIME PERIOD BECAUSE THE REGISTRANT IS DEVOTING SIGNIFICANT ATTENTION TOWARD FINALIZING ITS RESPONSE TO COMMENTS FROM THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-1 (REGISTRATION NO. 333-41580), THE REGISTRANT'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, AND THE REGISTRANT'S QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2000 AND JUNE 30, 2000. THE REGISTRANT ANTICIPATES FILING THE SUBJECT REPORT, TOGETHER WITH AMENDMENTS TO THE OTHER FILINGS DESCRIBED IN THE PRECEDING SENTENCE, ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      RANDOLPH FOOTE                    (909)                  297-2699
     (Name)                          (Area Code)            (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               |X| Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |X| Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000, THE REGISTRANT RECORDED NET INCOME OF APPROXIMATELY $1,048,000, AS COMPARED TO A NET LOSS OF APPROXIMATELY $2,923,000 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999. FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000, THE REGISTRANT RECORDED INCOME FROM OPERATIONS OF APPROXIMATELY $1,002,000, AS COMPARED TO A LOSS FROM OPERATIONS OF APPROXIMATELY $3,369,000 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999. FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000, THE REGISTRANT RECORDED NET SALES OF APPROXIMATELY $21,522,000, AS COMPARED TO NET SALES OF APPROXIMATELY $21,263,000 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999.

                          MICROTEL INTERNATIONAL, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  NOVEMBER 14, 2000   By:     /s/ CARMINE T. OLIVA
                              ----------------------------------
                              Carmine T. Oliva, President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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